Form 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 19, 2003

TECHNIP
 (Exact name of registrant as specified in its charter)

6-8 allée de 1’Arche
92973 Paris La Défense Cedex, France
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____________

SIGNATURES
MAIN CHARACTERISTICS OF THE OFFER RESERVED FOR EMPLOYEES OF TECHNIP GROUP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP

Dated: November 19, 2003	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control

Press release

Information Officer:
Patrick Picard
Technip
Tel.: 01 47 78 30 86

19 November 2003

MAIN CHARACTERISTICS OF THE OFFER RESERVED FOR EMPLOYEES OF
TECHNIP GROUP

Approved by the Commission des opérations de bourse with visa no. 03-951 dated
3 November 2003.
A later Press release will expose the final conditions of the offer once determined.

(a) Issuer	Technip

Sectorial classification:

▶ Economic group: 00 Resources

▶ Sector: 07 Oil & Gas

▶ Sub-sector: 075 Oil Services

French-registered company

(b) Shares offered	A maximum of 712,149 shares with a par value of € 3,05 each representing a maximum nominal amount of € 2,172,054.

The rights in respect of the new shares will be available as of 1 January 2003.

The final characteristics of the issue will be decided by the Board of directors or by its President, pursuant to a delegation of powers, and announced on 9 February 2004 at the latest.

Subscription terms and conditions	The capital increase will take place in accordance with Article L. 225-138 IV of the French Commercial Code with the waiver of the shareholders’ preferential subscription rights in favour of employees of Technip and French and foreign companies that are affiliated with it within the meaning of Article L.225-180 of the French Commercial Code.

This issue reserved for employees, members of the group’s saving plan (Plan d’épargne groupe), will be subscribed through a corporate mutual fund (Fonds Commun de Placement d’Entreprise), with a mechanism including a leverage effect in most of the countries and especially in France. However, in certain countries, shares will be subscribed directly and held directly by the employees.

Subscription price:

• for the employees whose employment contract is governed by American law and who subscribe within the classic offer, the average of the opening price for Technip shares on the Premier Marché of Euronext Paris during the twenty trading sessions prior to the Board of directors’ or the President’s decision, as the case may be, with a discount of 15%.

• for the other employees, whether they invest in the classic or the leverage offer, the average of the opening price for Technip shares on the Premier Marché of Euronext Paris during the twenty trading sessions prior to the Board of directors’ or the President’s decision, as the case may be, with a discount of 20%.

The final subscription price will be communicated to the employees benefiting from this offer on 9 February 2004 at the latest.

Means for holding the shares: corporate mutual funds (FCPE) or direct shareholding in certain countries.

In accordance with Article L. 443-2 of the French Labour Code, the employees’ payments to one or several savings plans within one civil year cannot exceed the quarter of each employee’s gross annual remuneration during the civil year.

Hedging:

For the purpose of hedging its undertakings under the guarantees granted to the employees in the leveraged offer, the Bank informed the Company that it will sell shares on the market during the 20 days of the reference period which would run from 12 January to 6 February 2004 (inclusive)

Subscription timetable	▶ Indicative reservation period: from 1 to 17 December 2003 (inclusive)

▶ Indicative subscription and cancellation period: from 10 to 16 February 2004 (inclusive)

▶ Indicative date of capital increase: 29 March 2004.

Listing	The shares are due to be listed on the Premier Marché of Euronext Paris by 5 April 2004 at the latest on the same line than the existing shares.

Other information	The units of the corporate mutual funds (FCPE) and/or the shares as the case may be, will be unavailable for a period of five years, except where a case of early release occurs as provided for in Articles L. 443-6, L. 442-7 and R. 442-17 of the French Labour Code. In certain countries, pursuant to the applicable legislation, certain cases of early release will not be available to the employees.

Applicable law: French Law

Shares’ delivery: after the noting of the capital increase by the Board of directors or by its President, pursuant to a delegation of powers, on 5 April 2003 at the latest.

Tax system: depending on the countries concerned.

Contact	Patrick Picard Technip Tel.: 01 47 78 30 86

Availability of prospectus	The prospectus relating to this operation was approved by the Commission des opérations de bourse on 3 November 2003 with visa no. 03-951.

It includes:

	—	the Reference Document (Document de Référence) filed on 17 March 2003 under no. R. 03-031;

	—	the updating of the Reference Document (Document de Référence) filed with the Commission des Opérations de Bourse on 27 May 2003 under no. D. 03-0173A01;

	—	the E Document (Document E) registered by the Commission des opérations de bourse on 4 June 2003 under no E. 03-105;

	—	an operation memorandum (Note d’Opération)

This prospectus is available for the employees of the Technip Group.

WARNING

The Commission des opérations de bourse draws the attention of the public on the following elements:

•	the subscribed shares shall be held by their shareholders for a period of unavailability of five years, except where a case of early release occurs as provided for in Article R. 442-17 of the French Labour Code;

•	the shares’ subscription price will be determined and communicated to the employees on 9 February 2004 at the latest;

•	the employees’ reservations will be revocable from 10 to 16 February 2004 (inclusive);

•	the employees who will not have previously given a reservation order will be able to subscribe to the offer within a cap ten times inferior to the cap applicable in case of reservation, i.e. 2,5% of their gross annual remuneration.